Exhibit 23.1

Consent of Independent Registered Public Accounting

The Board of Directors

GlobeImmune, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-199232) on Form S-8 of GlobeImmune, Inc. of our report dated March 17, 2015, with respect to the balance sheets of GlobeImmune, Inc. as of December 31, 2014 and 2013, and the related statements of operations and comprehensive income and loss, redeemable, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of GlobeImmune, Inc.

/s/ KPMG LLP

Boulder, Colorado
March 17, 2015